                                          Registration No. 333-31997
                                          Rule 424(b)(3)


Dear Shareholder:

     This booklet contains the Notice of Meeting and Proxy Statement for a Special Meeting of the Shareholders (the "Special Meeting") of First Clayton Bancshares, Inc. ("First Clayton") to be held on September 10, 1997, commencing at 2:00 p.m., at the office of First Clayton Village Shopping Center, Highway 441, Clayton, Georgia.

     The purpose of the meeting is to consider and vote upon the Agreement and Plan of Merger (the "Merger Agreement") described in the accompanying Proxy Statement pursuant to which First Clayton would be merged into United Community Banks, Inc., a Georgia corporation ("United"), with United being the surviving entity (the "Merger"). If the Merger Agreement is approved, each shareholder of First Clayton will be entitled to receive 1.6136 shares of common stock of United, $1.00 par value per share (the "United Stock"), for each share of First Clayton common stock, $1.00 par value per share ("First Clayton Stock"), outstanding on the effective date of the Merger. In lieu of the issuance of fractional shares of the United Stock, there will be paid in cash an amount (computed to the nearest cent) equal to the fraction multiplied by $22.00.

     The accompanying Proxy Statement includes a description of the terms and conditions of the proposed merger and a description of the rights of dissenting First Clayton shareholders. A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement. Enclosed with this Proxy Statement is a separately bound booklet containing: (a) the United 1997 Proxy Statement which contains United's 1996 Annual Report, (b) the United Form 10-Q for the Quarter ended March 31, 1997, (c) the First Clayton Annual Report on Form 10-KSB for the year ended December 31, 1996, and (d) the First Clayton Form 10-QSB for the Quarter ended March 31, 1997.

     Section 14-2-1301 et seq. of the Official Code of Georgia Annotated, reproduced as Appendix B to the attached Proxy Statement, sets forth the rights of shareholders who dissent from the Merger. Any First Clayton shareholder desiring to dissent from the Merger and receive payment of the fair value of his or her First Clayton Stock must, among other things, deliver to First Clayton prior to the time of the shareholder vote on the Merger, a written notice of intent to demand payment for his or her shares of First Clayton Stock if the Merger is consummated. A First Clayton shareholder who fails to submit such written notice to First Clayton prior to the shareholder vote will lose the right to dissent to the Merger and demand payment for his or her shares of First Clayton Stock.

     YOUR BOARD OF DIRECTORS BELIEVES THAT THE PROPOSED MERGER IS IN THE BEST INTEREST OF FIRST CLAYTON AND ITS SHAREHOLDERS AND RECOMMENDS A VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT.

     The affirmative vote of the holders of a majority of the outstanding First Clayton Stock entitled to vote at the Special Meeting is required to approve the Merger Agreement. Directors and executive officers of First Clayton who own or control 135,772 shares, or approximately 34% of the outstanding shares, of First Clayton Stock have agreed to vote their shares of First Clayton Stock in favor of the Merger.

     A form of proxy is enclosed, and you are urged to complete, sign and return it to First Clayton as soon as possible in the enclosed stamped envelope. If you attend the Special Meeting you may revoke your proxy at that time simply by requesting the right to vote in person.


                                   Sincerely,



                                   __________________________________________
                                   John Martin
                                   Chairman of the Board

                      FIRST CLAYTON BANCSHARES, INC.
                    Village Shopping Center, Hwy. 441
                              P.O. Box 1250
                         Clayton, Georgia  30525
          _____________________________________________________

                NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                     TO BE HELD SETPEMBER 10, 1997
          _____________________________________________________

       Notice is hereby given that a Special Meeting of Shareholders of First Clayton Bancshares, Inc. ("First Clayton") will be held on
September 10, 1997, commencing at 2:00 p.m., (the "Special Meeting"), at the offices of First Clayton at Village Shopping Center, Highway 441, Clayton, Georgia, for the purpose of considering and voting upon:

       (1) An Agreement and Plan of Merger, a copy of which is attached as Appendix A to the Proxy Statement accompanying this Notice, providing for the merger (the "Merger") of First Clayton with and into United Community Banks, Inc. ("United"), a Georgia corporation and multi-bank holding company, with United being the surviving entity; and

       (2) Such other business as may lawfully come before the meeting or any adjournments thereof.

       In connection with the Merger, each shareholder of First Clayton will be entitled to receive 1.6136 shares of common stock of United, $1.00 par value per share (the "United Stock"), for each share of First Clayton common stock, $1.00 par value per share ("First Clayton Stock"), outstanding on the effective date of the Merger. In lieu of the issuance of fractional shares of United Stock, there will be paid in cash an amount (computed to the nearest cent) equal to the fraction multiplied by $22.00.

       If the Merger is consummated, shareholders dissenting therefrom will be entitled to be paid the "fair value" of their shares in cash, provided that they shall have filed a written notice of intent to demand payment for their shares before the vote of shareholders is taken thereon, have not voted their shares in favor of the Merger and have complied with the provisions of Section 14-2-1301 et seq. of the Official Code of Georgia Annotated regarding the rights of dissenting shareholders, all as more fully set forth under "THE PROPOSED MERGER -- Rights of Dissenting Shareholders" and in Appendix B to the attached Proxy Statement.

       Only shareholders of record at the close of business on August 5, 1997 will be entitled to notice of and to vote at the Special Meeting or any adjournments thereof.

       A form of proxy and a Proxy Statement are enclosed. The approval of the Merger requires the affirmative vote of the holders of at least a majority of the First Clayton Stock entitled to vote at the Special Meeting. To assure representation at the Special Meeting, you are requested to sign, date and return the proxy promptly in the enclosed, stamped envelope. If you attend the Special Meeting you may revoke your proxy at that time simply by requesting the right to vote in person. Prior to the Special Meeting you may withdraw a previously submitted proxy by notifying the Secretary of First Clayton in writing or submitting an executed, later dated proxy to First Clayton, as more fully described under "INTRODUCTION" in the Proxy Statement.

                                     By Order of the Board of Directors,



                                     ____________________________________
                                     Ronald E. Vandiver
                                     Secretary
August 6, 1997
Clayton, Georgia

                      First Clayton Bancshares, Inc.

                             PROXY STATEMENT

    Special Meeting of Shareholders to be held on September 10, 1997

                       United Community Banks, Inc.

                                PROSPECTUS

646,555 shares of common stock of United Community Banks, Inc. which may be issued in connection with the merger of First Clayton Bancshares, Inc. with and into United Community Banks, Inc.

UNITED COMMUNITY BANKS, INC. HAS FILED A REGISTRATION STATEMENT/PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION COVERING THE SHARES OF ITS COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER OF FIRST CLAYTON BANCSHARES, INC. WITH UNITED COMMUNITY BANKS, INC. THIS PROXY STATEMENT ALSO CONSTITUTES A PROSPECTUS OF UNITED COMMUNITY BANKS, INC. FILED AS PART OF SUCH REGISTRATION STATEMENT.
                         _____________________

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/ PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/ PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                         _____________________

ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS WITH RESPECT TO UNITED COMMUNITY BANKS, INC. AND ITS SUBSIDIARIES WAS SUPPLIED BY THOSE ENTITIES, AND ALL INFORMATION WITH RESPECT TO FIRST CLAYTON
BANCSHARES, INC. AND ITS SUBSIDIARY WAS SUPPLIED BY THOSE ENTITIES.
                         _____________________

THE SHARES OF COMMON STOCK OF UNITED COMMUNITY BANKS, INC. TO BE ISSUED IN CONNECTION WITH THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS, AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                         _____________________

SHARES OF THE COMMON STOCK OF UNITED COMMUNITY BANKS, INC. ARE EQUITY SECURITIES AND ARE NOT SAVINGS ACCOUNTS OR DEPOSITS. INVESTMENT IN SUCH SHARES IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

   The date of this Proxy Statement/Prospectus is August 6, 1997

                            TABLE OF CONTENTS

                                                                     Page

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . 1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . . . . . 1

INTRODUCTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

PROSPECTUS SUMMARY  . . . . . . . . . . . . . . . . . . . . . . . . . . 4
     Business of First Clayton and United . . . . . . . . . . . . . . . 4
     Terms of the Merger  . . . . . . . . . . . . . . . . . . . . . . . 5
     The Special Meeting of Shareholders; Vote Required . . . . . . . . 5
     Rights of Dissenting Shareholders  . . . . . . . . . . . . . . . . 6
     Federal Income Tax Consequences  . . . . . . . . . . . . . . . . . 6
     Accounting Treatment . . . . . . . . . . . . . . . . . . . . . . . 6
     Markets for Capital Stock  . . . . . . . . . . . . . . . . . . . . 6
     Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
     Certain Differences in Shareholders' Rights  . . . . . . . . . . . 7
     Interests of Management in the Transaction . . . . . . . . . . . . 8
     Conditions, Termination and Effective Date . . . . . . . . . . . . 8

COMPARATIVE SHARE DATA  . . . . . . . . . . . . . . . . . . . . . . . . 9

SUMMARY CONSOLIDATED FINANCIAL INFORMATION  . . . . . . . . . . . . .  10

SELECTED PRO FORMA FINANCIAL DATA . . . . . . . . . . . . . . . . . .  12

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION  . . . . . . . . . . . .  13

THE PROPOSED MERGER . . . . . . . . . . . . . . . . . . . . . . . . .  21
     Background of and Reasons for the Merger . . . . . . . . . . . .  21
     The Agreement and Plan of Reorganization and the Agreement and
          Plan of Merger  . . . . . . . . . . . . . . . . . . . . . .  23
     Shareholder Approval . . . . . . . . . . . . . . . . . . . . . .  26
     Conduct of Business of First Clayton Pending Closing . . . . . .  27
     Interest of Management in the Transaction; Conduct of Business
          After the Merger  . . . . . . . . . . . . . . . . . . . . .  28
     Effect of the Merger on First Clayton Shareholders and
          Comparison of the Securities of First Clayton and United  .  29
     Accounting Treatment . . . . . . . . . . . . . . . . . . . . . .  30
     Resales of United Stock  . . . . . . . . . . . . . . . . . . . .  31
     Regulatory Approvals . . . . . . . . . . . . . . . . . . . . . .  31

     Rights of Dissenting Shareholders  . . . . . . . . . . . . . . .  31
     Certain Federal Income Tax Consequences of the Merger and
          Opinion of Tax Counsel  . . . . . . . . . . . . . . . . . .  33

INFORMATION ABOUT FIRST CLAYTON BANCSHARES, INC.  . . . . . . . . . .  34
     Description of Business  . . . . . . . . . . . . . . . . . . . .  34

INFORMATION ABOUT UNITED COMMUNITY BANKS, INC.  . . . . . . . . . . .  35
     Description of Business  . . . . . . . . . . . . . . . . . . . .  35
     Recent Developments  . . . . . . . . . . . . . . . . . . . . . .  35
     Description of Securities of United  . . . . . . . . . . . . . .  36

LEGAL OPINIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . .  38

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38

OTHER MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38

APPENDICES
  Agreement and Plan of Merger  . . . . . . . . . . . . . . .         Appendix A
  Georgia Dissenters' Rights Statutes (O.C.G.A. Sec. 14-2-1301
                et seq.)  . . . . . . . . . . . . . . . . . .         Appendix B

                          AVAILABLE INFORMATION


          United has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-4 under the Securities Act with respect to the securities offered hereby. This Proxy Statement/Prospectus, which is part of the Registration Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to United and the securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Proxy Statement/Prospectus as to the contents of any contract or any other document to which reference is made are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the offices of the Securities and Exchange Commission in Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W. Washington, D.C. 20549, upon the payment of the fees prescribed by the Securities and Exchange Commission.

          United and First Clayton are subject to certain informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such periodic reports, proxy statements and other information filed by United and First Clayton with the Commission can be inspected and copied at the public reference facilities maintained by the Commission's regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, 500 W. Madison, Suite 1400, Chicago, Illinois 60661), and copies of such material can be obtained from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission's web site at http://www.sec.gov.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents previously filed by United and First Clayton under the Exchange Act are incorporated herein by reference:

          (a) United's and First Clayton's annual reports on Form 10-K and 10-KSB, respectively, for the fiscal year ended
December 31, 1996;

          (b) All other reports filed by United or First Clayton pursuant to sections (13)(a), or 15(d) of the Exchange Act since
December 31, 1996.

          Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or any subsequently filed document that is or is deemed to incorporated by reference herein) modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

          THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY
REFERENCE THE AGREEMENT AND PLAN OF REORGANIZATION, DATED AS OF
JUNE 12, 1997, (AS AMENDED, THE "ACQUISITION AGREEMENT") BETWEEN UNITED AND FIRST CLAYTON BANCSHARES, INC., A GEORGIA CORPORATION ("FIRST CLAYTON"), AND THE AGREEMENT AND PLAN OF MERGER, DATED AS OF JUNE 12, 1997, (THE "MERGER AGREEMENT") BETWEEN FIRST CLAYTON AND UNITED, BOTH OF WHICH WERE FILED WITH THE SEC ON JULY 24, 1997 AS EXHIBITS TO UNITED'S REGISTRATION STATEMENT ON FORM S-4 WITH
RESPECT TO THE MERGER, AS DEFINED BELOW, COMMISSION FILE NO. 333-31997. ALTHOUGH THE ACQUISITION AGREEMENT IS NOT
PRESENTED HEREIN, OR DELIVERED HEREWITH, COPIES, OTHER THAN
EXHIBITS ATTACHED THERETO, MAY BE OBTAINED BY WRITING CHRIS
BLEDSOE, CHIEF FINANCIAL OFFICER, UNITED COMMUNITY BANKS, INC.,
P.O. BOX 398, 59 HIGHWAY 515, BLAIRSVILLE, GEORGIA 30512.
TELEPHONE REQUESTS MAY BE DIRECTED TO (706) 745-2151.  IN ORDER
TO ASSURE TIMELY DELIVERY, ANY REQUEST SHOULD BE MADE BY
AUGUST 29, 1997.


                           INTRODUCTION

          This Proxy Statement/Prospectus is furnished in connection with the solicitation by the Board of Directors of First Clayton of proxies for use at the special meeting of shareholders of First Clayton (the "Special Meeting"), at the time, date and place set forth in the Notice of Special Meeting and at any adjournments thereof. The Special Meeting has been called for the purpose of considering and acting upon the proposed merger of First Clayton with and into United (the "Merger") pursuant to the Merger Agreement, a copy of which is attached as Appendix A hereto and incorporated herein by reference, and the related Acquisition Agreement which is incorporated herein by reference.

          HOLDERS OF COMMON STOCK OF FIRST CLAYTON ARE REQUESTED
TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT
PROMPTLY TO FIRST CLAYTON IN THE POSTAGE PAID ENVELOPE PROVIDED.

          Any proxy given pursuant to this solicitation may be revoked at any time before it is voted by so notifying Ronald E. Vandiver, Secretary, in writing or by submitting an executed, later-dated proxy to First Clayton: P.O. Box 1250, Clayton, Georgia 30525, Attention: Ronald E. Vandiver, Secretary, prior to the Special Meeting or by appearing at the Special Meeting and requesting the right to vote in person, without compliance with any other formalities. If the proxy is properly signed and returned by a shareholder and is not revoked, it will be voted at the Special Meeting in the manner specified therein. IF NO INSTRUCTIONS ARE INDICATED, SUCH PROXIES WILL BE VOTED FOR THE APPROVAL OF THE MERGER AGREEMENT, AND IN THE DISCRETION OF THE PROXY HOLDER AS TO ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE SPECIAL MEETING.

          All of the expenses incurred by United in connection with the authorization, preparation, execution and performance of the Acquisition Agreement and the Merger Agreement including, without limitation, all fees and expenses of its agents, representatives, counsel and accountants and the fees and expenses related to filing regulatory applications with state and federal authorities in connection with the transactions contemplated thereby, will be paid by United. All expenses incurred by First Clayton in connection with the authorization, preparation, execution and performance of the Acquisition Agreement and the Merger Agreement, including, without limitation, all fees and expenses of agents, representatives, counsel and accountants for First Clayton and the cost of reproducing and mailing this Proxy Statement/Prospectus, will be paid by First Clayton.

          As of June 30, 1997, First Clayton had issued and outstanding 400,691 shares of common stock, par value $1.00 per share ("First Clayton Stock"). Each holder of First Clayton Stock is entitled to one vote per share owned. Only shareholders of record at the close of business on August 5, 1997 are entitled to notice of and to vote at the Special Meeting or any adjournments thereof.

          Statements contained in this Proxy Statement/Prospectus as to the contents of any agreement or other document, or similar statements as to the content of any agreement or other document contained in any document incorporated by reference herein, are in each such instance qualified in their entirety by reference to each such agreement or other document.

                        PROSPECTUS SUMMARY

          The following is a summary of certain features of, and information relating to, the proposed Merger, which is qualified in its entirety by reference to the Merger Agreement, the Acquisition Agreement and the other more detailed textual information and financial data set forth elsewhere in this Prospectus/Proxy Statement and in the accompanying booklet which contains additional information about First Clayton and United.

BUSINESS OF FIRST CLAYTON AND UNITED

          First Clayton is a one-bank holding company headquartered in Clayton, Georgia. First Clayton's subsidiary, First Clayton Bank & Trust Company ("First Clayton Bank"), is a full-service commercial bank with its office located in Clayton, Georgia. First Clayton Bank provides customary types of banking services such as checking accounts, savings accounts and time deposits. It also engages in commercial and consumer lending, makes secured and unsecured loans and provides other financial services. The mailing address of the principal executive offices of First Clayton is P.O. Box 1250, Clayton, Georgia 30525 and its telephone number is (706) 782-7100. At June 30, 1997, First Clayton had total assets of $64 million, net loans of approximately $48 million, total deposits of approximately $58 million and shareholders' equity of approximately $6 million.

          United Community Banks, Inc. ("United") is a registered bank holding company headquartered in Blairsville, Georgia. All of United's activities are conducted by its wholly-owned subsidiaries, United Community Bank (formerly Union County Bank) ("UCB"), Carolina Community Bank, Murphy, North Carolina ("Carolina"), which United acquired in 1990, Towns County Bank, Hiawassee, Georgia ("Towns"), which United acquired in 1992, Peoples Bank, Blue Ridge, Georgia ("Peoples"), which United acquired in 1992, and White County Bank, Cleveland, Georgia ("White") which United acquired in 1995 (UCB, Carolina, Peoples, Towns and White are collectively referred to herein as the "Banks"). United operates a finance company United Family Finance, Inc. with offices in Blue Ridge and Hiawassee.

          In May 1997, United completed an offering to the public of 300,000 shares of United Common Stock registered under the Securities Act of 1933, as amended (the "Securities Act") pursuant to which $6,476,000 in additional capital was raised. United used the proceeds of that offering to invest additional capital in UCB and Carolina and for general corporate purposes.

          On December 31, 1996, United completed a private placement of $3,500,000 of Floating Rate Convertible Subordinated Payable-in-Kind Debentures due December 31, 2006, the proceeds of which were used to invest additional capital in Carolina, and for general corporate purposes. See "DESCRIPTION OF SECURITIES - Debentures."

          On July 1, 1996, UCB established a branch in Dahlonega,
Lumpkin County, Georgia, and on September 28, 1996, UCB purchased and assumed certain assets and liabilities and established a branch in Cornelia, Habersham County, Georgia.

          In August 1995, United completed an offering to the public of 215,515 shares of United Stock registered under the


Securities Act pursuant to which $2,434,000 in additional capital was raised. United used the proceeds of that offering primarily to invest additional capital in Carolina and Towns.

          At June 30, 1997, United had total assets of approximately $989 million, net loans of approximately $679 million, total deposits of approximately $859 million and shareholders' equity of approximately $63 million. The principal executive office of United is located at 59 Highway 515, Blairsville, Georgia 30512, and its telephone number at that address is (706) 745-2151. See "UNITED COMMUNITY BANKS, INC."

          Additional information on United and First Clayton is included in the booklet accompanying this Proxy Statement/Prospectus which contains the 1997 Proxy Statement and March 31, 1997 10-Q Quarterly Report for United and the 1996 10-KSB Annual Report and March 31, 1997 10-QSB Quarterly Report for First Clayton.

TERMS OF THE MERGER

          Pursuant to the Acquisition Agreement, First Clayton will be merged with and into United with United as the surviving entity. As a result of the Merger, each share of First Clayton Stock outstanding on the effective date of the Merger will be converted into 1.6136 shares of common stock of United, $1.00 par value per share (the "United Stock").

          In lieu of the issuance of fractional shares of United Stock, there will be paid in cash an amount (computed to the nearest cent) equal to such fraction multiplied by $22.00. The number of shares of the United Stock to be received pursuant to the Merger is subject to appropriate adjustment in the event of any stock dividend, stock split, recapitalization or reclassification of United Stock.

THE SPECIAL MEETING OF SHAREHOLDERS; VOTE REQUIRED

          The Special Meeting of First Clayton will be held on September 10, 1997, commencing at 2:00 p.m., at the office of First Clayton at Village Shopping Center, Highway 441, Clayton, Georgia for the purpose of voting on the Merger. Only First Clayton shareholders of record at the close of business on August 5, 1997 will be entitled to notice of and to vote at the Special Meeting or any adjournments thereof. The approval of the Merger requires the affirmative vote of the holders of a majority of the outstanding First Clayton Stock entitled to vote at the Special Meeting. Directors and executive officers of First Clayton who have agreed to vote their shares of First Clayton Stock in favor of the Merger own or control 135,772 shares or approximately 34% of the outstanding shares of First Clayton Stock (based on 400,691 shares outstanding).
Shareholders of United are not required to approve of the Merger.

RIGHTS OF DISSENTING SHAREHOLDERS

          If the Merger is consummated, First Clayton shareholders dissenting therefrom will be entitled to be paid the "fair value" of their shares in cash, provided that they comply with certain statutory provisions regarding the rights of dissenting shareholders. See "THE PROPOSED MERGER -- Rights of Dissenting Shareholders." Under the Acquisition Agreement, United has the right not to consummate the Merger if the holders of more than 15,000 shares (4%) of the outstanding shares of First Clayton Stock dissent therefrom. See "THE PROPOSED MERGER -- Reasons for the Merger".

FEDERAL INCOME TAX CONSEQUENCES

          First Clayton has received an opinion from Kilpatrick Stockton LLP to the effect that, assuming that the Merger is consummated in accordance with the terms of the Acquisition Agreement and the Merger Agreement under applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), no gain or loss will be recognized for federal income tax purposes by First Clayton or the shareholders of First Clayton who receive United Stock in connection with the proposed Merger. No ruling to that effect will be requested from the Internal Revenue Service. Cash received by holders of First Clayton Stock in lieu of fractional shares and by holders exercising their dissenters' rights will be treated as amounts distributed in redemption of their First Clayton Stock and will be taxable under the provisions of Section 302 of the Code as either ordinary income or capital gain or loss, depending upon the circumstances of the individual shareholder. See "THE PROPOSED MERGER -- Certain Federal Income Tax Consequences of the Merger."

ACCOUNTING TREATMENT

          United will account for the Merger as a "pooling of interests" transaction in accordance with generally accepted accounting principles.

MARKETS FOR CAPITAL STOCK

          United Stock is not currently traded on an established public market. From January 1, 1997 through June 30, 1997, management of United is aware of 139 trades aggregating 59,700 shares of United Stock, ranging from a block of 5 shares to a block of 10,000 shares, at prices ranging from $22 to $25 per share. On March 7, 1997, United commenced an offering of 250,000 shares of United Stock to the public at $22.00 per share pursuant to a registration statement filed with the SEC which offering was subsequently increased to 300,000 shares. The offering terminated in May 1997 with all of the offered shares sold at the offering price. Management of United is aware of approximately 256 trades of United Stock during 1996, ranging from one share to a block of 2,500 shares, at prices ranging from $10.00 to $42.00 per share. Management of United is aware of 29 trades of United Stock during 1995, ranging from a block of 15 shares to a block of 1,000 shares, at prices ranging from $10.00 to $11.50 per share. The last sales price of United Stock known to United's management prior to the announcement of the Merger on June 23, 1997 was $22 per share on June 17, 1997.

          First Clayton Stock is not traded on an established public trading market. As of June 30, 1997, there were 400,691 shares of First Clayton Stock outstanding and 402 holders of such shares. From January 1, 1997 through June 30, 1997, management of First Clayton is aware of 24 trades aggregating 8,047 shares of First Clayton Stock, ranging from a block of 11 shares to a block of 6,000 shares, at prices ranging from $20.00 per share to $21.00 per share. Management is aware of 30 trades of First Clayton Stock during 1996 ranging from a block of 58 shares to a block of 15,000 shares with prices ranging from $17.00 per share to $20.00 per share. In 1995 management is aware of 27 trades of First Clayton Stock ranging from a block of 23 shares to a block of 1,000 shares with prices ranging from $15.00 per share to $17.00 per share. The last sale of First Clayton Stock known to management prior to the announcement of the Merger on June 23, 1997 was $21.00 per share on June 3, 1997.

DIVIDENDS

          In each of the first two quarters of 1997 United declared cash dividends of $.025 per share. United paid semi-annual cash dividends of $.08 per share of United Stock to shareholders of record in 1996 and $.07 per share of United Stock to shareholders of record in 1995. For information with respect to cash dividends paid in each of the last five years, see "SUMMARY CONSOLIDATED FINANCIAL INFORMATION." Although United intends to continue paying cash dividends, the amount and frequency of cash dividends will be determined by United's Board of Directors after consideration of earnings, capital requirements and the financial condition of United. No assurances can be given that cash dividends will be declared in the future. Additionally, United's ability to pay cash dividends will be dependent on cash dividends paid to it by the Banks. The ability of the Banks to pay dividends to United is restricted by applicable regulatory requirements.

          First Clayton paid a per share cash dividend of $.44 during 1996 and $.40 during 1995. No assurances can be given that dividends will be declared in the future.

          Whether or not the Merger Agreement is approved by the shareholders of First Clayton and the Merger is consummated, future dividend policy for United and First Clayton will depend upon each company's earnings, financial condition, appropriate legal restrictions and other factors relevant at the time the respective Boards of Directors consider such dividends.


CERTAIN DIFFERENCES IN SHAREHOLDERS' RIGHTS

          Upon consummation of the Merger, First Clayton shareholders, whose rights are governed by First Clayton's Articles of Incorporation and Bylaws, will automatically become United shareholders, and their rights as United shareholders will be governed by United's Articles of Incorporation and Bylaws. Certain differences exist between the rights of First Clayton shareholders and United Shareholders. See "THE PROPOSED MERGER - Effect of the Merger on Clayton Shareholders and Comparison of Securities of Clayton and United."

INTERESTS OF MANAGEMENT IN THE TRANSACTION

          After the consummation of the Merger, J. Mark Smith, President of First Clayton, and Rodney Hickox, Executive Vice President of First Clayton, will each be granted options to purchase 12,102 shares of United Stock at the market price as of the date of grant. In addition, Messrs. Smith and Hickox have entered into deferred compensation agreements with First Clayton which will be assumed by United in the Merger and which provide that they will each receive deferred compensation in the amount of $108,750. See "THE PROPOSED MERGER -- Interest of Management in the Transaction."


CONDITIONS, TERMINATION AND EFFECTIVE DATE

          The Merger is subject to a number of conditions and may be terminated by any of the parties upon the occurrence or failure of certain events. See "THE PROPOSED MERGER -- The Agreement and Plan of Reorganization and The Agreement and Plan of Merger." The Merger is subject to approval by the First Clayton shareholders and the receipt of required approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Department of Banking and Finance of the State of Georgia (the "DBF"). See "THE PROPOSED MERGER -- Regulatory Approvals."

          The closing of the Merger (the "Effective Date") will occur following approval of the Merger Agreement by First Clayton's shareholders, approval of the transaction by the regulators referenced above and the expiration of any waiting or similar period required by applicable law or such other time as the parties may mutually agree.

                      COMPARATIVE SHARE DATA

          The following table sets forth selected comparative unaudited per share data for United on a historical basis (the "United Historical"), for First Clayton on a historical basis (the "First Clayton Historical"), for United and First Clayton on a pro forma basis assuming the Merger had been effective for the periods indicated (the "United and First Clayton Pro Forma"), and for First Clayton on a pro forma equivalent basis (the "First Clayton Pro Forma Equivalent"). The Merger will be accounted for as a "pooling of interests" transaction in accordance with generally accepted accounting principles. See "THE PROPOSED MERGER - Accounting Treatment."

          Equivalent earnings per share amounts for First Clayton have been calculated by multiplying the pro forma combined earnings per share by the exchange ratio (1.6136 shares of the United Stock for each share of First Clayton Stock). The First Clayton pro forma equivalent cash dividends per common share represent historical dividends declared by United multiplied by the applicable exchange ratio. The purpose of the pro forma equivalent per-share amounts is for informational purposes only to show the pro forma net earnings that would have been earned for each share of First Clayton had the Merger been consummated for the periods indicated. This data should be read in conjunction with the historical financial statements of First Clayton and United, including the respective notes thereto included elsewhere herein and incorporated by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                                                           As of and For the
As of and For the
                                                          Three Months Ended
  Year Ended
                                                            March 31, 1997
  December 31,
                                                           -----------------
  ------------
                                                                                1996
    1995       1994
                                                                                ----
    ----       ----
NET EARNINGS PER COMMON SHARE
  United Historical                                             $0.33           1.31
    1.04       0.93
  First Clayton Historical                                       0.48           1.78
    1.46       1.18
  United and First Clayton Pro Forma Combined <F1>               0.32           1.29
    1.03       0.91
  First Clayton Pro Forma Equivalent <F2>                        0.52           2.08
    1.66       1.47


CASH DIVIDENDS PER COMMON SHARE
  United Historical                                            $0.025           0.080
    0.072      0.040
  First Clayton Historical                                        -             0.440
    0.400      0.350
  United and First Clayton Pro Forma Combined <F1><F3>          0.025           0.080
    0.072      0.040
  First Clayton Pro Forma Equivalent <F4>                       0.040           0.129
    0.116      0.065


BOOK VALUE PER COMMON SHARE (END OF PERIOD)
  United Historical                                             $8.37            8.14
     7.03        5.41
  First Clayton Historical                                      13.57           13.19
    12.21       10.95
  United and First Clayton Pro Forma Combined                    8.38            8.14
     7.09        5.56
  First Clayton Pro Forma Equivalent <F2>                       13.52           13.13
    11.44        8.97

<F1> Computed giving effect to the Merger.
<F2> Computed based on the First Clayton per share exchange ratio of 1.6136 shares of United Stock for each share of First
      Clayton Stock.
<F3> Represents historical dividends paid by United as it is assumed that United willnot change its dividend policy as a result of the Merger.
<F4> Represents historical dividends paid per share by United multiplied by the exchange ratio of 1.6136 shares of United Stock for each share of First Clayton Stock.

            SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following tables present certain selected historical financial information for United and First Clayton. The data should be read in conjunction with the historical financial statements, including the respective notes thereto, and other financial information concerning United and First Clayton incorporated by reference in or accompanying this Proxy Statement/Prospectus. Interim unaudited data for the three months ended March 31, 1997 and 1996, of United and First Clayton reflect, in the opinion of the respective management of United and First Clayton, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Results for the three months ended March 31, 1997, are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."


                         SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                      (Dollars in thousands, except per share amounts)

                                                           Three Months
                                                          Ended March 31,
As of and For the Year Ended December 31,
                                                         ----------------
--------------------------------------------------
                                                         1997        1996        1996
     1995        1994        1993       1992
                                                         ----        ----        ----
     ----        ----        ----       ----
UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES

BALANCE SHEET DATA
  Total assets                                         $ 891,516   682,718
828,030    659,669      456,936     393,632   332,013
  Loans                                                  635,457   464,846
591,398    449,595      341,621     283,611   224,057
  Deposits                                               778,898   611,374
720,726    590,656      393,270     349,765   300,020
  Long term debt                                          10,170    11,026
10,453     11,309        9,400       7,400     7,800
  Stockholders' equity                                    53,912    45,327
52,401     44,027       30,217      25,449    20,942

STATEMENT OF EARNINGS DATA
  Net interest income                                      8,954     6,892
31,368     22,919       18,217      14,516    11,131
  Provision for loan losses                                  564       279
1,411      1,040          935         842       472
  Noninterest income                                       1,462     1,320
5,368      4,264        3,762       3,700     2,157
  Noninterest expense                                      3,767     5,351
23,313     17,854       13,902      11,705     8,635
  Net earnings                                             2,100     1,673
8,201      6,051        5,200       4,202     3,126

PER SHARE DATA
  Book value (period end) <F1>                              8.37      7.24
8.14       7.03         5.41        4.55      3.81
  Net earnings                                              0.33      0.27
1.31       1.04         0.93        0.76      0.57
  Dividends                                                0.025       -
0.080      0.072        0.040       0.036     0.046
  Total shares outstanding                             6,438,848 6,260,280
6,438,848  6,260,280    5,589,365   5,589,365 5,500,110
  Weighted average shares outstanding                  6,438,848 6,260,280
6,260,769  5,813,615    5,589,365   5,545,110 5,492,435

RATIOS
  Return on average assets                                1.00%     1.00%       1.10%
     1.08%       1.22%       1.16%      1.04%
  Return on average stockholders' equity                 16.00%    15.03%      17.01%
    16.30%      18.68%      18.12%     16.07%
  Average equity to average assets                        6.18%     6.69%       6.60%
     6.60%       6.51%       6.41%      6.47%
  Average loans to average deposits                      81.81%    78.54%      79.49%
    79.38%      82.23%      77.20%     74.46%

FIRST CLAYTON BANCSHARES, INC. AND SUBSIDIARY

BALANCE SHEET DATA
  Total assets                                        $  63,273     52,078
58,073     52,629      39,591       33,851    29,397
  Loans, net                                             44,940     32,734
41,778     30,426      25,015       21,560    17,986
  Deposits                                               57,570     46,482
52,574     47,176      34,728       29,155    25,169
  Long term debt                                           -          -           -
      -           -            -         -
  Stockholders' equity                                    5,432      5,326
5,280      5,180       4,654        4,427     4,116

STATEMENT OF EARNINGS DATA
  Net interest income                                       697        564
2,448      2,096       1,850        1,508     1,193
  Provision for loan losses                                  33         25
186         77          63           89       104
  Noninterest income                                         76         67
298        259         200          218       216
  Noninterest expense                                       447        350
1,531      1,350       1,223        1,106     1,090
  Net earnings                                              192        174
726        618         501          407       215

PER SHARE DATA
  Book value (period end) <F1>                            13.57       12.55
13.19      12.21       10.95       10.36      9.62
  Net earnings <F2>                                        0.48        0.41
1.78       1.46        1.18        0.92      0.48
  Dividends                                                 -           -
0.44       0.40        0.35        0.30        -
  Total shares outstanding                              400,391     424,393
400,391    424,393     424,850     427,327   427,827
  Weighted average shares outstanding <F2>              400,391     424,393
408,198    424,919     424,850     441,916   448,710

SELECTED RATIOS
  Return on average assets                                1.28%       1.35%
1.36%      1.36%       1.35%       1.29%      0.77%
  Return on average stockholders' equity                 14.54%      13.43%
13.80%     12.39%     10.82%       9.37%      5.37%
  Average equity to average assets                        8.83%      10.03%
9.85%     10.96%     12.49%      13.77%     14.29%
  Average loans to average deposits                      78.73%      67.44%
75.84%     70.65%     72.19%      72.86%     71.98%

<F1> Represents stockholders' equity divided by the number of outstanding shares at period end.
<F2> 1993 and 1992 amounts include effect of 159,257 shares of common stock represented by warrants which expired June 1, 1993 without being exercised.

                          SELECTED PRO FORMA FINANCIAL DATA

     The following unaudited pro forma financial data gives effect to the acquisition of First Clayton as of the date or at the beginning of the period indicated, assuming the acquisition is accounted for as a pooling of interests. The pro forma balance sheet information has been prepared as if the acquisition had been consummated on March 31, 1997. The pro forma operating data has been prepared as if the acquisition had been consummated on January 1, 1994. The unaudited pro forma financial data is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations which actually would have occurred if the transaction had been consummated at the date and for the periods indicated or which may be obtained in the future.


                                                        SELECTED PRO FORMA FINANCIAL
DATA
                                                (Dollars in thousands, except per
share amounts)

                                              As of and For the
For The Year Ended
                                         Three Months Ended March 31,
December 31,
                                         ----------------------------
-----------------------------
                                            1997             1996            1996
   1995        1994
BALANCE SHEET DATA
  Total assets                            $954,789            -               -
     -           -
  Federal funds sold                        18,470            -               -
     -           -
  Investment securities                    178,292            -               -
     -           -
  Loans                                    680,397            -               -
     -           -
  Deposits                                 836,468            -               -
     -           -
  Other borrowings                          43,424            -               -
     -           -
  Long-term debt                            10,170            -               -
     -           -
  Stockholders' equity                      59,344            -               -
     -           -

EARNINGS DATA
  Interest income                          $19,811        $15,524         $67,907
 $53,209     $36,844
  Interest expense                          10,160          8,068          34,091
  28,194      16,776
  Net interest income                        9,651          7,456          33,816
  25,015      20,068
  Provision for loan losses                    597            304           1,597
   1,116         998
  Noninterest income                         1,538          1,387           5,666
   4,523       3,962
  Noninterest expense                        7,184          5,701          24,844
  19,204      15,125
  Income taxes                               1,117            991           4,114
   2,549       2,206
  Net earnings                               2,291          1,847           8,927
   6,669       5,701
  Earnings per common share                   0.32           0.27            1.29
    1.03        0.91

             PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

         The following unaudited pro forma consolidated balance sheet (the "pro forma balance sheet") as of March 31, 1997, and the unaudited pro forma consolidated statements of earnings (the "pro forma earnings statements") for the three months ended March 31, 1997, and for each of the three years in the period ended
December 31, 1996, combine the historical financial statements of United with First Clayton after giving effect to the Merger to using the pooling of interests method of accounting. Pro forma adjustments to the balance sheet are computed as if the transaction occurred at March 31, 1997, while the pro forma adjustments to the statements of earnings are computed as if the transactions were consummated on January 1994, the earliest period presented. In addition, the following financial statements do not reflect any anticipated cost savings, which may be realized by United after consummation of the Merger.

     The pro forma information does not purport to represent what
United's and First Clayton's combined results of operations actually would have been if the Merger had occurred on January 1, 1994.

                  UNITED COMMUNITY BANKS, INC.
          Unaudited Pro Forma Consolidated Balance Sheet
                        March 31, 1997

                                                   Historical     Historical
             Pro Forma
                                                     United     First Clayton
Adjustments    Consolidated
                                                   ----------   -------------
-----------    ------------
ASSETS
Cash and due from banks                         $     27,562         2,486
 -             30,048
Federal funds sold                                    17,170         1,300
 -             18,470
                                                -------------   -----------
----------     ---------
  Cash and cash equivalents                           44,732         3,786
 -             48,470

Investment securities                                166,357        11,935
 -            178,292
Mortgage loans held for sale                           5,523           -
 -              5,523
Loans                                                643,613        45,399
 -            689,012
  Less: Allowance for loan                            (8,156)         (459)
 -             (8,615)
                                                -------------   -----------
----------     ---------
    Loans, net                                       635,457        44,940
 -            680,397

Premises and equipment                                19,297         1,436
 -             20,733
Other assets                                          20,150         1,176
 -             21,326
                                                -------------   -----------
----------     ---------
                                                $    891,516        63,273
 -            954,789
                                                =============   ===========
==========     =========

LIABILITIES AND STOCKHOLDERS' EQUITY
 Deposits:
   Noninterest bearing                         $     80,737          5,527
 -             86,264
   Interest-bearing                                 698,161         52,043
 -            750,204
                                                -------------   -----------
----------     ---------
      Total deposits                                778,898         57,570
 -            836,468

 Borrowed funds                                      43,424            -
 -             43,424
 Long-term debt                                      10,170            -
 -             10,170
 Other liabilities                                    5,112            271
-               5,383
                                                -------------   -----------
----------     ---------
       Total liabilities                            837,604         57,841
-             895,445

 Stockholders' equity:
   Preferred stock                                      -              -
-              -
   Common stock                                       6,439            428
(428)           7,085

 646
   Capital surplus                                   15,341          3,850
(3,850)          18,522

3,180
   Retained earnings                                 32,634          1,658
               34,292
   Unrealized securities losses                        (502)           (53)
  -              (555)
                                                -------------   -----------
----------     ---------
                                                     53,912          5,883
(451)          59,344
   Less:  Cost of 27,436 shares of treasury               -           (451)
 451             -
         stock                                  -------------   -----------
----------     ---------
      Total stockholders' equity                     53,912          5,432
 -             59,344
                                                -------------   -----------
----------     ---------
                                               $    891,516         63,273
 -            954,789
                                                =============   ===========
==========     =========

   Outstanding common shares                      6,438,848        400,391
            7,084,919
   Book value per common share                         8.37          13.57
                 8.38

See accompanying notes to pro forma consolidated financial statements.

                            UNITED COMMUNITY BANKS, INC. & SUBSIDIARIES
                     Unaudited Pro Forma Consolidated Statement of Earnings
                              For the Three Months Ended March 31, 1997


                                                 Historical         Historical
                   Pro Forma
                                                   United          First Clayton
 Adjustments     Consolidated
                                                 ----------        -------------
 -----------     ------------
Interest income                                 $   18,449              1,362
       -             19,811
Interest expense                                     9,495                665
       -             10,160
                                                ----------           --------
   --------         -------
       Net interest income                           8,954                697
       -              9,651
                                                ----------           --------
   --------         -------

Provision for loan losses                              564                 33
       -                597
                                                ----------           --------
   --------         -------

Net interest income after provision
   for loan losses                                   8,390                664
       -              9,054
                                                ----------           --------
   --------         -------

Noninterest income                                   1,462                 76
       -              1,538
Noninterest expense                                  6,737                447
       -              7,184
                                                ----------           --------
   --------         -------

Earnings before income taxes                         3,115                293
       -              3,408

Income taxes                                         1,015                102
       -              1,117
                                                ----------           --------
   --------         -------

      Net earnings                              $    2,100                191
       -              2,291
                                                ==========           ========
   ========         =======

Earnings per common share                             0.33               0.48
                       0.32
Weighted average shares outstanding              6,438,848            400,391
                  7,084,919

  See accompanying notes to pro forma consolidated financial statements.

                      UNITED COMMUNITY BANKS, INC. & SUBSIDIARIES
               Unaudited Pro Forma Consolidated Statement of Earnings
                       For the Three Months Ended March 31, 1996


                                                 Historical        Historical
                    Pro Forma
                                                   United         First Clayton
  Adjustment      Consolidated
                                                 ----------       -------------
  ----------      ------------
Interest income                                $    14,379              1,145
       -             15,524
Interest expense                                     7,487                581
       -              8,068
                                               -----------          ----------
   --------        --------
   Net interest income                               6,892                564
       -              7,456
                                               -----------          ----------
   --------        --------

Provision for loan losses                              279                 25
       -                304
                                               -----------          ----------
   --------        --------

Net interest income after provision for loan         6,613                539
       -              7,152
                                               -----------          ----------
   --------        --------

Noninterest income                                   1,320                 67
       -              1,387
Noninterest expense                                  5,351                350
                      5,701
                                               -----------          ----------
   --------        --------

Earnings before income taxes                         2,582                256
       -              2,838

Income taxes                                           909                 82
       -                991
                                               -----------          ----------
   --------        --------
    Net earnings                               $     1,673                174
       -              1,847
                                               ===========          ==========
   ========        ========

Earnings per common share                             0.27               0.41
                       0.27

Weighted average shares outstanding              6,260,280            424,393
                  6,945,081

   See accompanying notes to pro forma consolidated financial statements.

                   UNITED COMMUNITY BANKS, INC. & SUBSIDIARIES
              Unaudited Pro Forma Consolidated Statement of Earnings
                          For the Year Ended December 31, 1996

                                                  Historical         Historical
                     Pro Forma
                                                    United          First Clayton
  Adjustments       Consolidated
                                                  ----------        -------------
  -----------       ------------
Interest income                                     63,126              4,781
       -                67,907
Interest expense                                    31,758              2,333
       -                34,091
                                                 ----------           --------
   ----------        ---------

   Net interest income                              31,368              2,448
       -                33,816
                                                 ----------           --------
   -----------       ---------
Provision for loan losses                            1,411                186
       -                 1,597
                                                 ----------           --------
   -----------       ---------
Net interest income after provision for             29,957              2,262
       -                32,219
  loan losses

Noninterest income                                   5,368                298
       -                 5,666
Noninterest expense                                 23,313              1,531
                        24,844
                                                 ----------           --------
   -----------       ---------
Earnings before income taxes                        12,012              1,029
       -                13,041

Income taxes                                         3,811                303
       -                 4,114
                                                 ----------           --------
   -----------       ---------

    Net earnings                                 $   8,201                726
       -                 8,927
                                                 ==========           ========
   ===========       =========

Earnings per common share                             1.31               1.78
                         1.29
Average shares outstanding                       6,260,769            408,198
                    6,919,437

See accompanying notes to pro forma consolidated financial statements.


                       UNITED COMMUNITY BANKS, INC. & SUBSIDIARIES
               Unaudited Pro Forma Consolidated Statement of Earnings
                             For the Year Ended December 31, 1995

                                                 Historical         Historical
                   Pro Forma
                                                   United          First Clayton
 Adjustments      Consolidated
                                                 ----------        -------------
 ------------     ------------
Interest income                                $    49,127              4,082
       -             53,209
Interest expense                                    26,208              1,986
       -             28,194
                                               ------------         -----------
  ----------       ---------
  Net interest income                               22,919              2,096
       -             25,015
                                               ------------         -----------
  ----------       ---------
Provision for loan losses                            1,040                 76
       -              1,116
                                               ------------         -----------
  ----------       ---------
Net interest income after provision for             21,879              2,020
       -             23,899
   loan losses                                 ------------         -----------
  ----------       ---------

Noninterest income                                   4,264                259
       -              4,523
Noninterest expense                                 17,854              1,350
                     19,204
                                               ------------         -----------
  ----------       ---------
Earnings before income taxes                         8,289                929
       -              9,218

Income taxes                                         2,238                311
       -              2,549
                                               ------------         -----------
  ----------       ---------
Net earnings                                   $     6,051                618
       -              6,669
                                               ============         ===========
  ==========       =========

Earnings per common share                             1.04               1.46
                       1.03
Average shares outstanding                       5,813,615            424,919
     259,703      6,499,264

See accompanying notes to pro forma consolidated financial statements.




                           UNITED COMMUNITY BANKS, INC. & SUBSIDIARIES
                    Unaudited Pro Forma Consolidated Statement of Earnings
                             For the Year Ended December 31, 1994


                                                  Historical        Historical
                  Pro Forma
                                                   United          First Clayton
 Adjustments      Consolidated
                                                 ----------        -------------
 ------------     ------------
Interest income                                $    33,855              2,989
       -            36,844
Interest expense                                    15,638              1,138
       -            16,776
                                               ------------         -----------
  ----------       ---------
   Net interest income                              18,217              1,851
       -            20,068
                                               ------------         -----------
  ----------       ---------

Provision for loan losses                              935                 63
       -               998
                                               ------------         -----------
  ----------       ---------

Net interest income after provision for             17,282              1,788
       -            19,070
   loan losses                                 ------------          ----------
  ----------       ---------

Noninterest income                                   3,762                200
       -             3,962
Noninterest expense                                 13,902              1,223
                    15,125
                                               ------------         -----------
  ----------       ---------

Earnings before income taxes                         7,142                765
       -             7,907

Income taxes                                         1,942                264
       -             2,206
                                               ------------         -----------
  ----------       ---------

Net earnings                                   $     5,200                501
       -             5,701
                                               ============         ===========
  ==========       =========

Earnings per common share                             0.93               1.18
                      0.91
Average shares outstanding                       5,589,365            424,919
                 6,275,014


See accompanying notes to pro forma consolidated financial statements.




            NOTES TO PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     (1) The unaudited pro forma consolidated balance sheet as of March 31, 1997 and consolidated statements of earnings for the three months ended March 31, 1997 and 1996 and for the years ended December 31, 1996, 1995 and 1994 have been prepared based on the historical consolidated balance sheets and statements of earnings, which give effect to the merger of United with First Clayton accounted for as a pooling of interests, based on the exchange of 1.6136 shares of United for each outstanding common share of First Clayton.
     (2) In the opinion of management of the respective companies included above, all adjustments considered necessary for a fair presentation of the financial position and results for the period presented have been included. Adjustments, if any, are normal and recurring in nature.





                       THE PROPOSED MERGER


BACKGROUND OF AND REASONS FOR THE MERGER

          During the first quarter of 1997, the Chief Executive Officer of United and the Chief Executive Officer of First Clayton began to explore the possibility of combining First Clayton with United. On April 17, 1997 at the regularly scheduled quarterly meeting of the Board of Directors of United, United's management presented to United's Board an analysis of certain strategic options of United, one of which pertained to a possible merger with First Clayton. After a discussion by and among United's management and directors, United's Chief Executive Officer was authorized to submit a preliminary proposal to First Clayton.

          On April 11, 1997, after the regularly scheduled Annual Shareholder Meeting for First Clayton, the full board of First Clayton reviewed publicly filed information pertaining to United after which meeting the board issued an invitation for the Chief Executive Officer of United to make a presentation to the full board of First Clayton.

          On April 29, 1997, at a called meeting of the board of First Clayton, the Chief Executive Officer of United submitted a proposal. This proposal, which generally outlined the terms of the Merger, was discussed at length together with the benefits of the Merger. Subsequent to his presentation, the Chief Executive Officer of United was excused and the Board continued its discussion of the Merger. The board of directors of First Clayton authorized the Chairman of the Board and the Chief Executive Officer and any other interested board member to meet with the First Clayton's legal counsel to further discuss the terms of the merger as well as the benefits.

          On May 22, 1997, both parties executed a Confidentiality Agreement as the final terms of the Merger were being negotiated.

          On June 9, 1997, the Board of United approved the execution of the Acquisition Agreement, subject to satisfactory completion of its due diligence examination of First Clayton. On June 11, 1997, on site due diligence of First Clayton was conducted by representatives of United. Similarly, off-site due diligence of United was conducted by financial advisors of First Clayton on June 20, 1997. Subsequently, both companies undertook additional off-site due diligence and discussions with legal counsel and financial advisors.

          At a Board of Directors meeting held on June 12, 1997, the Board of First Clayton considered a number of factors in evaluating the Merger. Without assigning any relative or specific weights to the factors, the Board of Directors of First Clayton considered the following material factors:

          (a) The alternatives to the Merger, including remaining an independent institution in light of the current economic condition of the market and the competitive disadvantages as compared to the larger financial institutions operating in the market;

          (b) The value of the consideration to be received by First Clayton shareholders relative to the book value and earnings per share of First Clayton
               Stock;

          (c) Certain information concerning the financial condition, results of operations and business prospects of United;

          (d)  The financial terms of recent business
               combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed transaction with United;

          (e)  The marketability of First Clayton Stock;

          (f) The competitive and regulatory environment for financial institutions generally;

          (g) The fact that the Merger will enable First Clayton shareholders to exchange their shares of First Clayton Stock, in a tax-free transaction, for shares of common stock of a regional company; and

          (h) United's ability to provide comprehensive financial services through First Clayton Bank to the Rabun County market.

          On June 12, 1997, the parties executed the Acquisition Agreement and on June 23, 1997 after completion of due diligence and the delivery of the disclosure memorandum by both parties, a joint press release announcing the execution of the Acquisition Agreement was issued. On July 24, 1997, the parties amended the Acquisition Agreement to provide that certain options that were to be granted by First Clayton to the President and an Executive Vice President of First Clayton prior to the Merger would be granted by United after the Merger.

          The Board of Directors of First Clayton believes the Merger is in the best interest of its shareholders because the Merger will permit them to exchange their ownership interest in First Clayton for an equity interest in United, which has greater financial resources than First Clayton. The Board of Directors of First Clayton also believes that the terms of the Merger, including the basis of exchange, 1.6136 shares of United Stock for each share of First Clayton Stock, which was determined through arms-length negotiations between United and the Board of Directors of First Clayton, are fair and equitable and take into account the relative earning power of United and First Clayton, historic and anticipated operations, the economies of scale to be achieved through the Merger, the trading prices of the stocks of the respective companies and other pertinent factors. The exchange ratio of 1.6136 shares of United Stock for each share of First Clayton Stock represents a multiple of 2.616 times First

Clayton's book value as of March 31, 1997 and 19.19 times trailing twelve months earning per share if United Stock is valued at $22 a share.

          The Board of Directors of First Clayton believes that the size of the combined organization, approximately $1,053,000,000 in assets as of June 30, 1997, is sufficiently large to take advantage over time of significant economies of scale, but is still small enough to maintain the competitive advantages management believes are afforded community-oriented banks over the larger regional and super-regional banks. It has become increasingly apparent to the management of First Clayton that in the current regulatory and competitive environment, larger organizations with their greater economies of scale, including their ability to spread largely fixed regulatory compliance costs over a larger gross income base and their ability to attract management talent who are able to compete in a more sophisticated financial-services environment, will be more successful than smaller organizations such as First Clayton separately. Management of United and First Clayton believe that there is a future for community banks in the banking industry, but that community banks will be required to achieve a critical size to maintain above-average economic performance.

THE AGREEMENT AND PLAN OF REORGANIZATION AND THE AGREEMENT AND
PLAN OF MERGER

          The material features of the Acquisition Agreement and the Merger Agreement are summarized below. This summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Acquisition Agreement which is incorporated herein and the Merger Agreement which is attached as Appendix A hereto.

          EFFECTIVE DATE. The Merger Agreement provides that the Merger will be effective on the first business day following the receipt of all required approvals from any governmental authorities and following the expiration of any waiting period required by law or at such other time as the parties may mutually agree. The Merger is subject to approval by the Federal Reserve and the DBF. See "THE PROPOSED MERGER -- Regulatory Approvals." It is anticipated that the Merger will become effective prior to September 30, 1997.

          TERMS OF THE MERGER. On the Effective Date, each outstanding share of First Clayton Stock first will be converted into and exchanged for 1.6136 shares of United Stock. If, prior to the Effective Date, the outstanding shares of the United Stock are increased by means of any stock dividend, stock split, subdivision, recapitalization or reclassification of shares, or are combined into a lesser number of shares by reclassification, recapitalization or reduction of capital, the number of shares of United Stock to be delivered pursuant to the Merger in exchange for a share of First Clayton Stock will be proportionately adjusted.

          No scrip or fractional share certificate of United Stock will be issued in connection with the Merger, and an outstanding fractional share interest will not entitle the owner thereof to vote, to receive dividends or to any rights of a shareholder of United with respect to such fractional interest.

In lieu of the issuance of any fractional shares of United Stock, United will pay in cash an amount (computed to the nearest cent) equal to such fraction multiplied by $22.00 per share.

          If the Merger is consummated, shareholders of First Clayton will become shareholders of United, and First Clayton will be merged with and into United. The Articles of Incorporation, Bylaws, corporate identity and existence of United will not be changed as a result of the Merger, but First Clayton will cease to exist as a separate entity following the Merger.

          TERMINATION AND CONDITIONS OF CLOSING. The Merger Agreement and the Acquisition Agreement may be terminated and the Merger abandoned at any time either before or after approval of the Merger Agreement by the shareholders of First Clayton, but not later than the Effective Date:

          (i) by United, if there is any material adverse change in the financial condition or business of First Clayton which change would reasonably be expected to have a material adverse effect on the market price of First Clayton Stock, or if First Clayton suffers a material loss or damage to any of its properties or assets, which change, loss or damage materially affects or impairs the ability of First Clayton to conduct its business; or by First Clayton, if there is any material adverse change in the financial condition or business of United which change would reasonably be expected to have a material adverse effect on the market price of United Stock, or if United suffers a material loss or damage to any of its properties or assets, which change, loss or damage materially affects or impairs United's ability to conduct its business;

          (ii) by United, if the terms, covenants or conditions of the Acquisition Agreement are not complied with or performed by First Clayton at or before the closing of the transactions contemplated therein and such noncompliance or nonperformance is not waived by United; or by First Clayton, if the terms, covenants and conditions of the Acquisition Agreement are not complied with or performed by United at or before the closing of the transactions contemplated therein and such noncompliance or nonperformance is not waived by First Clayton;

          (iii) by United, if it learns of any fact or condition not disclosed in the Acquisition Agreement, or the documents delivered in connection therewith, which was required to be disclosed by First Clayton pursuant to the provisions of the Acquisition Agreement at or prior to the date of execution thereof with respect to the business, properties, assets or earnings of First Clayton, which materially and adversely affects such business, properties, assets or earnings or the ownership, value or continuance thereof; or by First Clayton, if it learns of any fact or condition not disclosed in the Acquisition Agreement, or the documents delivered in connection therewith, which was required to be disclosed by United pursuant to the provisions of the Acquisition Agreement at or prior to the date of execution thereof with respect to the business, properties, assets or earnings of United, which materially and adversely affects such business, properties, assets or earnings or the ownership, value or continuance thereof;

          (iv) by First Clayton or United, if any action, suit or proceeding is instituted or threatened against any party to restrain or prohibit, or to obtain substantial damages in respect of, the Acquisition Agreement, or the consummation of the transactions contemplated therein, which, in the good faith opinion of First Clayton or United, makes consummation of the transactions contemplated therein inadvisable;

          (v) by any party, if the date of Closing of the Merger does not occur on or before November 30, 1997;

          (vi) by United, if the holders of more than 15,000 of the outstanding shares of First Clayton Stock elect to exercise their statutory right to dissent from the Merger and demand payment in cash;

          (vii) by either party, if the Merger Agreement is not approved by the vote of the holders of First Clayton
     Stock as required by applicable law;

          (viii) by United, if it learns of any potential liability of First Clayton arising from non-compliance with any federal, state or local environmental law by First Clayton, or any potential liability of First Clayton arising from any environmental condition of the properties or assets of First Clayton, including any properties or assets in which First Clayton holds a security interest; and

          (ix) by First Clayton, if it learns of any potential liability of United arising from non-compliance with any federal, state or local environmental law by United, or any potential liability of United arising from any environmental condition of the properties or assets of United, including any properties or assets in which United holds a security interest.

          Among the required conditions of closing are:

          (i) the accuracy and veracity, in all material respects, of the representations and warranties of all parties contained in the Acquisition Agreement or in any certificate, schedule or other document delivered in connection therewith as of the date when made and the Effective Date;

          (ii) the performance of all agreements and conditions required by the Acquisition Agreement;

          (iii)     the delivery of certain officers
     certificates, resolutions and legal opinions to First
     Clayton and United.

          (iv) approval of the Merger by the vote of the holders of a majority of the First Clayton Stock entitled to vote at the Special Meeting;

          (v) the obtaining from any and all governmental authorities, bodies or agencies having jurisdiction over the transactions contemplated in the Acquisition Agreement and the Merger Agreement, including, but not limited to the Federal Reserve (or its lawful delegate) and the DBF, such consents, authorizations and approvals as are necessary for the consummation thereof and all applicable waiting or similar periods required by law shall have expired;

          (vi) the declaration by the Securities and Exchange
     Commission of the effectiveness of the Registration
     Statement of United, of which this Proxy Statement is a part, and the absence of any stop order entered with respect thereto;

          (vii)     the receipt by First Clayton of the tax
     opinion of Kilpatrick Stockton LLP as described in the Acquisition Agreement; and

          (viii) the issuance of a certificate of merger by the Secretary of State of Georgia with respect to the Merger in accordance with the provisions of Georgia law.

          SURRENDER OF CERTIFICATES. As soon as practicable after the Effective Date, each holder as of the Effective Date of any shares of First Clayton Stock will, upon presentation and surrender of the certificates representing such shares to United's transfer agent, SunTrust Bank, Atlanta, be entitled to receive in exchange therefor a certificate or certificates representing the number of whole shares of United Stock to which such holder shall be entitled based upon the above-described basis of exchange, together with the amount of cash payable in lieu of a fractional interest in United Stock. Until so surrendered, the certificates representing shares of First Clayton Stock will be deemed to represent the number of shares of United Stock into which the same shall have been converted. A SHAREHOLDER OF FIRST CLAYTON WHO IS ENTITLED TO RECEIVE UNITED STOCK IN EXCHANGE FOR HIS FIRST CLAYTON STOCK WILL NOT BE ENTITLED TO RECEIVE PAYMENT OF ANY DIVIDENDS OR OTHER DISTRIBUTIONS ON SHARES OF UNITED STOCK INTO WHICH HIS SHARES OF FIRST CLAYTON STOCK HAVE BEEN CONVERTED OR TO RECEIVE ANY NOTICES SENT BY UNITED TO ITS SHAREHOLDERS WITH RESPECT TO, OR TO VOTE, SUCH SHARES, UNTIL THE CERTIFICATES REPRESENTING HIS SHARES OF FIRST CLAYTON STOCK HAVE BEEN SURRENDERED TO UNITED. Upon surrender of any certificate which prior to the Merger represented shares of First Clayton Stock, the holder thereof shall be entitled to receive any dividends or other distributions (without interest) which shall have become payable after the Merger but prior to the surrender of such shares and which shall not have been paid with respect to the number of shares of United Stock represented by the certificate issued upon such surrender.

SHAREHOLDER APPROVAL

          The affirmative vote of the holders of at least a majority of the outstanding shares of First Clayton Stock entitled to vote at the Special Meeting is required for approval of the Merger. Abstentions from voting and broker non-votes will be included in determining whether a quorum is present and will have the effect of a vote against the Merger Agreement.

          On August 5, 1997, the record date for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting, the outstanding voting securities of First Clayton consisted of 400,691 shares of First Clayton Stock with registered holders thereof being entitled to one vote per share. Certain executive officers and members of the First Clayton's Board of Directors, who have entered into agreements with United to vote their shares of First Clayton Stock in favor of the Merger, own or control 135,772 shares or the approximately 34% of the outstanding shares of First Clayton.

CONDUCT OF BUSINESS OF FIRST CLAYTON PENDING CLOSING

          The Acquisition Agreement provides that, pending consummation of the Merger, First Clayton, except with the written consent of United, will:

          (i) conduct its business only in the ordinary course, without the creation of any indebtedness for borrowed money (other than deposit and similar accounts and customary credit arrangements between banks in the ordinary course of business);

          (ii) maintain its properties and assets in good operating condition, ordinary wear and tear excepted;

          (iii) maintain and keep in full force and effect all of its current insurance policies or other insurance policies equivalent thereto in all material respects;

          (iv) not make any change in the authorized or issued capital stock or other securities of First Clayton, and First Clayton will not issue or grant any right or option to purchase or otherwise acquire any of the capital stock or other securities of First Clayton;

          (v) not declare or make any dividend, distribution or payment in respect to the capital stock of First Clayton, and First Clayton will not, directly or indirectly, redeem, purchase or otherwise acquire any of its capital stock;

          (vi) not amend its Articles of Incorporation or Bylaws, and will maintain its corporate existence and powers;

          (vii) not acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other entity or division thereof or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to it;

          (viii) not sell, mortgage, lease, buy or otherwise acquire, transfer or dispose of any real property or interest therein (except for sales in the ordinary course of business) and will not, except in the ordinary course of business, sell or transfer, mortgage, pledge or subject to any lien, charge or other encumbrance any other tangible or intangible asset;

          (ix) not change any of its banking arrangements;

          (x)  not enter into any new material contracts;

          (xi) maintain its books and records in the usual, regular and ordinary course; and

          (xii) advise United of any material adverse change in First Clayton's business.

INTEREST OF MANAGEMENT IN THE TRANSACTION; CONDUCT OF BUSINESS
AFTER THE MERGER

          Except as set forth below, no director or officer of First Clayton, or any of their associates has any direct or indirect material interest in the Merger, except that such persons may own shares of First Clayton Stock which will be converted in the Merger into United Stock. The directors of United currently anticipate that after the Merger, one director of First Clayton will be elected to serve on United's Board of Directors. It is not anticipated that the Merger will result in any material change in compensation to employees of First
Clayton.  After the consummation of the Merger, each of J. Mark
Smith, President of First Clayton, and Rodney Hickox, Executive
Vice President of First Clayton, will be granted an option to purchase 12,102 shares of United Stock at the market price on the date of grant. Each option will expire on the earlier of the tenth anniversary of the date of grant or three months following the date the optionee terminates employment unless the optionee dies while employed, in which case the option will continue for the original term and may be exercised to the extent exerciseable by the optionee's estate. The options will be exercisable immediately and may be exercised for cash, certified check or by cashless exercise. Messrs. Smith and Hickox have also entered into deferred compensation agreements with First Clayton which provide that they will each receive deferred compensation in the amount of $108,750. These agreements are the unfunded obligations of First Clayton which will be assumed by United in the Merger. The payment for this obligation will be made in cash in a lump sum after the earliest to occur of the following events: (1) passage of ten years; (2) termination of employment other than for "Cause;" and (3) a change in control (other than a change in control of First Clayton). "Cause" for the purposes of this obligation means (1) conviction of the employee of a felony or (2) conduct of the employee that results in the removal from his position as employee of First Clayton pursuant to a written order of any regulatory agency with authority or jurisdiction over First Clayton or United or its subsidiaries. In addition, the Acquisition Agreement provides an explicit agreement by United to continue employee benefits for First Clayton employees that are substantially similar to those United currently provides to its employees and that United will indemnify each person entitled to indemnification by First Clayton or First Clayton
Bank for liabilities arising from acts or omissions arising prior to the effective date of the Merger.

EFFECT OF THE MERGER ON FIRST CLAYTON SHAREHOLDERS AND COMPARISON
OF THE SECURITIES OF FIRST CLAYTON AND UNITED

          At the Effective Time, holders of First Clayton Stock (other than dissenting shareholders) will become shareholders of United. The following is a summary of material differences between the rights of holders of United Stock and holders of First Clayton Stock. Since United and First Clayton are both organized under the laws of Georgia, any such differences arise from differing provisions of the corporations' respective articles of incorporation and bylaws.

          The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of United Stock and those of holders of First Clayton Stock. This summary is qualified in its entirety by reference to the governing corporate instruments of United and First Clayton, to which the shareholders of First Clayton are referred.

     DIRECTORS

          UNITED. The United Bylaws, as amended, provide for a board of directors consisting of eleven (11) members. Under the United Bylaws, United directors may be removed with or without cause by the vote of a majority of the outstanding shares of the corporation.

          FIRST CLAYTON. The First Clayton Bylaws provide for a board of directors consisting of nine (9) members. The First Clayton Articles provide for the board to be divided into three classes serving staggered terms as long as the board consists of nine or more members. Under the First Clayton Articles, a director may be removed without cause only by the vote of the holders of not less than sixty-six and two-thirds percent (66 2/3%) of the outstanding common stock of the corporation.

     NOTICE OF SHAREHOLDER NOMINATIONS AND SHAREHOLDER PROPOSALS

          UNITED. The United Articles and the United Bylaws provide no limitations or procedures relating to shareholders nominations for directors or shareholder proposals.

          FIRST CLAYTON. The First Clayton Articles provide that any shareholder entitled to vote for the election of directors may make nominations for the election of directors only by giving written notice to the secretary of the corporation at least 30 days but not more than 60 days prior to the annual meeting at which directors are to be elected.

     MERGERS, SHARE EXCHANGES AND SALES OF ASSETS

          United.  Neither the United Articles nor the United
Bylaws provide for procedures relating to mergers, share exchanges or sales of assets. In general, the Georgia Business

Corporation Code requires that any merger, share exchange or transfer of substantially all the assets other than in the ordinary course of business of a Georgia corporation be approved by a majority of the votes entitled to be cast within each voting group entitled to vote on the proposed transaction.

          FIRST CLAYTON. The First Clayton Articles provide that the vote of the holders of not less than sixty-six and two-thirds percent (66 2/3%) of the outstanding common stock of First Clayton is required to approve (i) the merger or consolidation with any other corporation, partnership, trust, estate or association if such other corporation and its affiliates in the aggregate are directly or indirectly the beneficial owners of more than five percent (5%) of the outstanding shares of common stock of First Clayton (a "Related Entity"), (ii) the sale or exchange by First Clayton of all or a substantial part of its assets to or with such Related Entity, (iii) the issuance or delivery by First Clayton of any stock or other securities issued by it in exchange or payment for any properties or assets of such Related Entity or securities issued by such Related Entity, or any merger of any affiliate of First Clayton with or into such Related Entity or any of its affiliates, or (iv) the dissolution of First Clayton. The above voting requirement shall not apply to any transaction which was approved by the affirmative vote of not less than sixty-six and two-thirds percent (66 2/3%) of the directors.

     AMENDMENTS TO ARTICLES OF INCORPORATION AND BYLAWS

          UNITED.  In general, the Georgia Business Corporation
Code provides that the bylaws or articles of a Georgia corporation may be amended by a majority of the votes entitled to be cast within each voting group entitled to vote.

          FIRST CLAYTON. The First Clayton Articles provide that the affirmative vote of not less than sixty-six and two-thirds percent (66 2/3%) of the shareholders shall be required to amend the portions of such articles relating to classification and staggered terms of the board, removal of directors, shareholder notice of nomination of directors, or any requirement for a supermajority vote on such amendment, unless such proposed amendment is approved by eighty percent (80%) of the directors.


ACCOUNTING TREATMENT

          United will account for the Merger as a "pooling of interests" transaction in accordance with generally accepted accounting principles. Under this accounting method, holders of First Clayton Stock will be deemed to have combined their existing voting common stock interests with the holders of United Stock by exchanging their shares for shares of United Stock, and as a result, the assets and liabilities of First Clayton will be added to those of United at their recorded book value and the stockholders' equity accounts of First Clayton and United would be combined on United's consolidated balance sheet. The unaudited pro forma financial information contained in this proxy statement prospectus has been prepared using the pooling of interests accounting method to account for the Merger. See "Pro Forma Consolidated Financial Information".

RESALES OF UNITED STOCK

          Although the United Stock to be issued upon consummation of the Merger has been registered under the Securities Act, the directors, officers and shareholders of First Clayton who are deemed to be affiliates of First Clayton may not resell the United Stock received by them unless such sales are made pursuant to an effective registration statement under the Securities Act or pursuant to Rule 144 promulgated under the Securities Act or another exemption from registration under such Act. Rule 144 limits the amount of United Stock or other equity securities of United that such persons may sell during any three month period and requires that there be available certain current public information with respect to United and that the United Stock be sold in a broker's transaction or directly to a market maker in the United Stock. Because the United Stock is not publicly traded and is not listed on a stock exchange or quoted in the over-the-counter market, affiliates will not be able to sell the United Stock pursuant to Rule 144.

REGULATORY APPROVALS

          The Merger is subject to the approval of the Federal
Reserve and the DBF. The Federal Reserve and the DBF consider the effect on the financial and managerial resources and future prospects of the companies and banks concerned and the convenience and needs of the communities served.

RIGHTS OF DISSENTING SHAREHOLDERS

          Any shareholder of record of First Clayton Stock who objects to the Merger and who fully complies with Section 14-2-1301 et seq. of the Georgia Business Corporation Code will be entitled to demand and receive payment in cash of an amount equal to the fair value of all, but not less than all, of his or her shares of First Clayton Stock if the Merger is consummated. A shareholder of record may assert dissenters' rights as to fewer than the shares registered in such shareholder's name only if he or she dissents with respect to all shares beneficially owned by any one beneficial owner and notifies First Clayton in writing of the name and address of each person on whose behalf he asserts dissenters' rights. For the purpose of determining the amount to be received in connection with the exercise of statutory dissenters' rights under the Georgia Business Corporation Code, the fair value of a dissenting shareholder's First Clayton Stock equals the value of the shares immediately before the Effective Date of the Merger, excluding any appreciation or depreciation in anticipation of the Merger.

          Any First Clayton shareholder desiring to receive payment of the fair value of his or her First Clayton Stock in accordance with the requirements of the Georgia Business

Corporation Code: (a) must deliver to First Clayton prior to the time the shareholder vote on the Merger Agreement is taken, a written notice of his or her intent to demand payment for his shares if such Merger is consummated; (b) must not vote his or her shares in favor of the Merger Agreement; and (c) must demand payment and deposit stock certificates representing First Clayton Stock in accordance with the terms of a notice which will be sent to the shareholder by First Clayton no later than 10 days after such Merger Agreement is consummated. A filing of the written notice of intent to dissent with respect to either Merger Agreement should be sent to: Ronald E. Vandiver, Secretary, First Clayton Bancshares, Inc., P. O. Box 1250, Clayton, Georgia 30525-9723. A VOTE AGAINST THE MERGER AGREEMENT ALONE WILL NOT SATISFY THE REQUIREMENTS FOR THE SEPARATE WRITTEN NOTICE OF INTENT TO DISSENT TO THE MERGER, THE SEPARATE WRITTEN DEMAND FOR PAYMENT OF THE FAIR VALUE OF SHARES OF FIRST CLAYTON STOCK AND THE DEPOSIT OF THE STOCK CERTIFICATES, WHICH ARE REFERRED TO IN CONDITIONS (A) AND (C) ABOVE. RATHER, A DISSENTING SHAREHOLDER MUST SEPARATELY COMPLY WITH ALL OF THOSE CONDITIONS.

          Within 10 days of the later of the Effective Date or receipt of a payment demand by a shareholder who deposits his or her stock certificates in accordance with the First Clayton's dissenters' notice sent to those shareholders who notified First Clayton of their intent to dissent, described in (c) above, First Clayton must offer to pay to each dissenting shareholder the amount First Clayton estimates to be the fair value of the dissenting shareholder's shares, plus accrued interest. Such notice and offer must be accompanied by: (a) First Clayton's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of making an offer, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any; (b) an explanation of how the interest was calculated;
(c) a statement of the dissenting shareholder's right to demand payment of a different amount under Section 14-2-1327 of the Georgia Business Corporation Code; and (d) a copy of the dissenters' rights provisions of the Georgia Business Corporation Code.

          If the dissenting shareholder accepts First Clayton's offer, by written notice to such entity, within 30 days after First Clayton's offer or is deemed to have accepted the offer by reason of failing to respond to such offer, First Clayton must make payment for his or her shares within 60 days after the making of the offer or the Effective Date, whichever is later. Upon payment of the agreed value, the dissenting shareholder will cease to have any interest in his shares of First Clayton Stock.

          If within 30 days after First Clayton offers payment for the shares of a dissenting shareholder, the dissenting shareholder does not accept the estimate of fair value of his or her shares and interest due thereon and demands payment of his or her own estimate of the fair value of the shares and interest due thereon, then First Clayton, within 60 days after receiving the payment demand of a different amount from a dissenting shareholder, must file an action in a court of competent jurisdiction in Rabun County, Georgia, requesting that the fair value of such shares be found and determined. First Clayton must make all dissenting shareholders whose demands remain unsettled parties to the proceeding. If First Clayton does not commence the proceeding within such 60-day period, it shall be required to pay each dissenting shareholder whose demand remains unsettled the amount demanded by the dissenting shareholder.

          The foregoing does not purport to be a complete statement of the provisions of the Georgia Business Corporation Code relating to statutory dissenters' rights and is qualified in its entirety by reference to the Dissenters' Rights provisions of the Georgia Business Corporation Code, which are reproduced in full in Appendix B to this Proxy Statement and which are incorporated herein by reference.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND OPINION
OF TAX COUNSEL

          First Clayton has received an opinion from Kilpatrick Stockton LLP, Atlanta, Georgia (the "Tax Opinion") to the effect that, assuming the Merger is consummated in accordance with the terms of the Acquisition Agreement and the Merger Agreement:

          (a) The merger of First Clayton into United and the issuance of shares of United Stock in connection therewith, as described herein and in the Merger Agreement, will constitute a tax-free reorganization under Section 368(c)(1)(A) of the Internal Revenue Code of 1986 (the "Code"), as amended.

          (b) No gain or loss will be recognized by holders of First Clayton Stock upon the exchange of such stock for United Stock as a result of the Merger.

          (c)  Gain or loss will be recognized pursuant to
     Section 302 of the Code by holders of First Clayton
     Stock upon their receipt of cash in lieu of fractional shares of United Stock and upon their exercise of dissenter's rights.

          (d)  No gain or loss will be recognized by First
     Clayton as a result of the Merger.

          (e) The aggregate tax basis of the United Stock received by shareholders of First Clayton pursuant to the Merger will be the same as the tax basis of the shares of First Clayton Stock exchanged therefor decreased by any portion of each tax basis allocated to fractional shares of United Stock that are treated as redeemed by United.

          (f)  The holding period of the shares of United
     Stock received by the shareholders of First Clayton will include the holding period of the shares of First
     Clayton Stock exchanged therefor, provided that the First Clayton Stock is held as a capital asset on the date of the consummation of the Merger.

          No ruling will be requested from the Internal Revenue
Service with respect to any Federal income tax consequences of the Merger.

          The Tax Opinion and the preceding discussion relate to the material federal income tax consequences of the Merger to First Clayton Shareholders. The First Clayton shareholders are advised to consult their own tax advisors as to any state, local or other tax consequences of the Merger.


         INFORMATION ABOUT FIRST CLAYTON BANCSHARES, INC.

DESCRIPTION OF BUSINESS

          First Clayton is a one-bank holding company which engages through its subsidiary, First Clayton Bank, in providing banking services to customers of First Clayton Bank from its main office in Clayton, Georgia. The Company's executive office is located at U.S. 441, Village Center, Clayton, Georgia 30525, and its telephone number is (706) 782-7100.

          First Clayton was incorporated on February 3, 1989 as a Georgia business corporation. On February 2, 1990, First Clayton purchased all of the shares of common stock of First Clayton Bank which was organized as a Georgia banking corporation in 1990. First Clayton's primary business is to manage the business and affairs of its bank subsidiary. First Clayton's subsidiary bank provides a full range of banking services to its customers, except for trust services. Additional information about First Clayton is included in the Form 10-KSB for the year ended December 31, 1996 and the Form 10-QSB for the quarter ended March 31, 1997, that are contained in the separately bound document which accompanies this Proxy Statement/Prospectus.



          INFORMATION ABOUT UNITED COMMUNITY BANKS, INC.

DESCRIPTION OF BUSINESS

          GENERAL. United was incorporated under the laws of Georgia in 1987 and commenced operations in 1988 by acquiring 100% of the outstanding shares of UCB. United is a registered bank holding company. All of United's activities are currently conducted by its wholly-owned subsidiaries, UCB, which was organized as a Georgia banking corporation in 1950, Carolina, which United acquired in 1990, Peoples, which United acquired in 1992, Towns, which United also acquired in 1992 and White, which United acquired in 1995. Additional information with respect to United is included in its 1997 Proxy Statement (which includes its 1996 Annual Report to Shareholders) and Form 10-Q quarterly report for the period ended March 31, 1997, which are contained in the separately bound document which accompanies these proxy materials.

RECENT DEVELOPMENTS

          PUBLIC STOCK OFFERINGS. In May 1997, United completed an offering to the public of 300,000 shares of United Common Stock registered under the Securities Act pursuant to which $6,476,000 in additional capital was raised. The additional capital was invested in UCB and Carolina. In August 1995 United completed an offering to the public of 215,515 shares of United Stock registered under the Securities Act pursuant to which $2,434,000 in additional capital was raised. United used the proceeds of the offering primarily to invest additional capital in Carolina and Towns. The additional capital for Towns was used to support the asset growth experienced by Towns. The additional capital for Carolina was necessitated by Carolina's asset growth and the acquisition of the Franklin and Waynesville branch banking offices.

          PRIVATE PLACEMENT OF $3,500,000 CONVERTIBLE
SUBORDINATED PAYABLE-IN-KIND DEBENTURES DUE DECEMBER 31, 2006.
On December 31, 1996, United completed a private placement of convertible subordinated payable-in-kind debentures due December 31, 2006 (the "2006 Debentures"). The 2006 Debentures bear interest at the rate of one quarter of one percentage point over the prime rate per annum as quoted in The Wall Street Journal, payable on April 1, July 1, October 1, and January 1 of each year commencing on April 1, 1997, to holders of record at the close of business on the 15th day of the month immediately preceding the interest payment date. For additional information on the 2006 Debentures, see "Description of Securities of United."

          BRANCHING TO NEW MARKETS. Effective July 1, 1996, the Georgia bank branching laws were amended to permit subsidiary banks of Georgia bank holding companies to branch in an aggregate of three additional counties prior to July 1, 1998, after which time statewide branching would be permitted. On July 1, 1996, UCB changed its name from Union County Bank to United Community Bank and established a branch office in Dahlonega, Lumpkin County, Georgia. UCB simultaneously filed a tradename filing to permit it to conduct its operations in Union County, Georgia under the tradename Union County Bank. On September 28, 1996,

UCB assumed deposits of $23.7 million and purchased assets of $33.2 million in Cornelia, Habersham County, Georgia, from a banking institution which sold all of its operations in the county. In Habersham County, UCB operates under the trade name of First Bank of Habersham, and in Lumpkin County, UCB does business as United Community Bank. In July 1996, Carolina opened a loan production office in Sylva, North Carolina, and in June 1997 Carolina opened a branch in Bryson City, North Carolina.

DESCRIPTION OF SECURITIES OF UNITED

          The following is a summary of certain provisions of the United Stock, Preferred Stock and the 2006 Debentures.

          GENERAL. The authorized capital stock of United consists of 10,000,000 shares of common stock, $1.00 par value per share, and 10,000,000 shares of preferred stock, $1.00 par value per share. As of June 30, 1997, 6,956,748 shares, including 140,000 shares deemed outstanding pursuant to the 2006 Debentures and presently exercisable options to acquire 77,900 shares of United's common stock, were issued and outstanding and no shares of preferred stock were issued and outstanding. At the same date, 2006 Debentures in the principal amount of $3,500,000 were outstanding.

          PREFERRED STOCK. United is authorized to issue 10,000,000 shares of preferred stock, issuable in such series and bearing such voting, dividend, conversion, liquidation and other rights and preferences as the Board of Directors of United may determine. The preferred stock could be issued for any lawful corporate purpose without further action by the shareholders. The issuance of any preferred stock having conversion rights might have the effect of diluting the interests of the other shareholders. Shares of preferred stock could be issued with such rights, privileges and preferences as would deter a further tender or exchange offer or to discourage the acquisition of control of the Company. The Board of Directors presently has no plans to issue any preferred stock.

          COMMON STOCK. All voting rights are vested in the holders of the common stock. Each holder of common stock is entitled to one vote per share on any issue requiring a vote at any meeting. The shares do not have cumulative voting rights in the election of directors. All shares of United Stock are entitled to share equally in such dividends as the Board of Directors of United may declare on United's common stock from sources legally available therefor. The determination and declaration of dividends is within the discretion of the Board of Directors of United. United's common stock will be entitled to receive on a pro rata basis, after payment or provision for payment of all debts and liabilities of United, all assets of United available for distribution, in cash or in kind.

          The outstanding shares of United Stock are, and the shares of United Stock to be issued by United in connection with the Merger will be, duly authorized, validly issued, fully paid and nonassessable.

          DEBENTURES. Debentures in the principal amount of $3,500,000 which are due on December 31, 2006 are outstanding as of the date hereof (the "2006 Debentures"). The 2006 Debentures bear interest at the rate of one quarter of one percentage point over the prime rate per annum as quoted in The Wall Street Journal, payable on April 1, July 1, October 1, and January 1 of each year commencing on April 1, 1997, to holders of record at the close of business on the 15th day of the month immediately preceding the interest payment date. Interest is computed on the basis of the actual number of days elapsed in a year of 365 or 366 days, as applicable. Interest on the 2006 Debentures is payable, at the option of the Board of Directors of United, in cash or in an additional debenture with the same terms as the 2006 Debentures.

          The 2006 Debentures may be redeemed, in whole or in part from time to time on or after January 1, 1998, at the option of United upon at least 20 days and not more than 60 days notice, at a redemption price equal to 100% of the principal amount of the Debentures to be redeemed plus interest accrued and unpaid as of the date of redemption.

          The holder of any 2006 Debentures not called for redemption will have the right, exercisable at any time up to December 31, 2006, to convert such Debenture at the principal amount thereof into shares of United Stock of United at the conversion price of $25 per share, subject to adjustment for stock splits and stock dividends.

          The 2006 Debentures are unsecured obligations of United and are subordinate in right of payment to all obligations of United to its other creditors, except obligations ranking on a parity with or junior to such debentures. The 2006 Debentures were not issued pursuant to an indenture nor is there a trustee to act on behalf of debentureholders.

          TRANSFER AGENT AND REGISTRAR.  The Transfer Agent and
Registrar for United's common stock and the 2006 Debentures is SunTrust Bank, Atlanta, 58 Edgewood Avenue, Room 2000, Atlanta,
Georgia 30303.

                          LEGAL OPINIONS

          The legality of the common stock to be issued in connection with the Merger will be passed on by Kilpatrick Stockton LLP, Suite 2800, 1100 Peachtree Street, Atlanta, Georgia 30309-4530, counsel to United. Certain income tax consequences of the Merger will be passed upon by Kilpatrick Stockton LLP As of the date of this Proxy Statement/Prospectus, certain members of Kilpatrick Stockton LLP own an aggregate of 2,000 shares of United Stock.


                             EXPERTS

          The audited consolidated financial statements of United and its subsidiaries included or incorporated by reference in this Proxy Statement/Prospectus and elsewhere in the registration statement have been audited by Porter Keadle Moore LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein upon the authority of said firm as experts in giving said reports.

          The audited consolidated financial statements of First Clayton included or incorporated by reference in this Proxy Statement/Prospectus and elsewhere in the registration statement have been audited by Mauldin & Jenkins, LLC independent certified public accountants, as indicated in their reports with respect thereto, and are included herein upon the authority of said firm as experts in giving said reports.


                          OTHER MATTERS

          Management of First Clayton knows of no other matters which may be brought before the Special Meeting. If any matter other than the proposed Merger or matters incident thereto should properly come before such Special Meeting, however, the persons named in the enclosed proxies will vote such proxy in accordance with their judgment on such matters.

Clayton, Georgia                     By Order of the Board of Directors,


August 6, 1997                       Ronald E. Vandiver
                                     Secretary



                            APPENDIX A

                   AGREEMENT AND PLAN OF MERGER


          THIS AGREEMENT AND PLAN OF MERGER (the "Agreement") is made and entered into as of this 12th day of June, 1997, by and between UNITED COMMUNITY BANKS, INC. ("United") and FIRST CLAYTON BANCSHARES, INC. ("Clayton"), both Georgia corporations (said corporations are hereinafter collectively referred to as the "Constituent Corporations").

                         R E C I T A L S:

          WHEREAS, the authorized capital stock of United consists of 10,000,000 shares of Common Stock, $1.00 par value per share (the "United Stock"), of which 6,738,848 shares are issued and outstanding; and

          WHEREAS, the authorized capital stock of Clayton consists of 10,000,000 shares of Common Stock, $1.00 par value per share, of which 400,691 shares are issued and outstanding and 5,000,000 shares of special stock $1.00 par value per share, none of which is issued and outstanding ("Clayton Stock"); and

          WHEREAS, the respective Boards of Directors of the Constituent Corporations deem it advisable and in the best interests of each such corporation and its shareholders that Clayton merge with United, with United being the surviving corporation; and

          WHEREAS, the respective Boards of Directors of the Constituent Corporations, by resolutions duly adopted, have unanimously approved and adopted this Agreement, and the Board of Directors of Clayton, by resolution duly adopted, has directed that this Agreement be submitted to the shareholders of Clayton for their approval; and

          WHEREAS, United has agreed to issue shares of United Stock which shareholders of Clayton will be entitled to receive, according to the terms and conditions contained herein, on or after the Effective Date (as defined herein) of the merger provided for herein.

          NOW, THEREFORE, for and in consideration of the premises and the mutual agreements herein contained, and other good and valuable consideration, the receipt and adequacy of which as legally sufficient consideration are hereby acknowledged, the parties hereto have agreed and do hereby agree, as follows:

     1.   MERGER.

          Pursuant to and with the effects provided in the applicable provisions of Article 11 of the Georgia Business Corporation Code, as amended (Chapter 2 of Title 14 of the Official Code of Georgia), Clayton (hereinafter sometimes referred to as the "Merged Corporation") shall be merged with and into United (the "Merger"). United shall be the surviving corporation (the "Surviving Corporation") and shall continue under the name "United Community Banks, Inc.". On the Effective Date (as defined herein) of the Merger, the individual existence of the Merged Corporation shall cease and terminate.

     2.   ACTIONS TO BE TAKEN.

          The acts and things required to be done by the Georgia Business Corporation Code in order to make this Agreement effective, including the submission of this Agreement to the shareholders of the Merged Corporation and the filing of the Certificate of Merger relating hereto in the manner provided in said Code, shall be attended to and done by the proper officers of the Constituent Corporations with the assistance of counsel as soon as practicable.

     3.   EFFECTIVE DATE.

          The Merger shall be effective upon the approval of this Agreement by the shareholders of the Merged Corporation and the filing of the Certificate of Merger relating hereto in the manner provided in the Georgia Business Corporation Code (the "Effective Date").

     4.   ARTICLES OF INCORPORATION AND BYLAWS OF THE SURVIVING
CORPORATION.

          (a) The Articles of Incorporation of United, as heretofore amended, shall on the Effective Date be the Articles of Incorporation of the Surviving Corporation.

          (b) Until altered, amended or repealed, as therein provided, the Bylaws of United as in effect on the Effective Date shall be the Bylaws of the Surviving Corporation.

     5.   MANNER AND BASIS OF CONVERTING SHARES OF CAPITAL STOCK;
CAPITAL STRUCTURE OF THE SURVIVING CORPORATION.

          The manner and basis of converting the shares of capital stock of each of the Constituent Corporations into shares of the Surviving Corporation shall be as follows:

          (a) Upon the Effective Date each of the shares of Clayton Stock outstanding on the Effective Date shall be converted into fully paid and nonassessable shares of United Stock at the rate of 1.6136 shares of United Stock for each outstanding share of Clayton Stock. If either party should change the number of its outstanding shares as a result of a stock split, stock dividend, or similar recapitalization with respect to such shares prior to the Effective Date then the shares to be issued hereunder to holders of Clayton Stock shall be proportionately adjusted.

          (b) No scrip or fractional share certificates of United Stock shall be issued in connection with the Merger and an outstanding fractional share interest will not entitle the owner thereof to vote, to receive dividends or to have any of the rights of a shareholder with respect to such fractional interest. In lieu of any fractional interest, there shall be paid in cash an amount (computed to the nearest cent) equal to such fraction multiplied by $22.00.

          (c) As soon as practicable after the Effective Date, each holder as of the Effective Date of any of the shares of Clayton Stock, upon presentation and surrender of the certificates representing such shares to United, shall be entitled to receive in exchange therefor a certificate representing the number of shares of United Stock to which such shareholder shall be entitled according to the terms of this Agreement. Until such surrender, each such outstanding certificate which prior to the Effective Date represented Clayton Stock shall be deemed for all corporate purposes to evidence ownership of the number of shares of United Stock into which the same shall have been converted and the right to receive payment for fractional shares.

          (d)  Upon the Effective Date, each share of United
Stock issued and outstanding immediately prior to the Effective
Date shall continue unchanged and shall continue to evidence a share of common stock of the Surviving Corporation.

     6.   TERMINATION OF SEPARATE EXISTENCE.

          Upon the Effective Date, the separate existence of the Merged Corporation shall cease and the Surviving Corporation shall possess all of the rights, privileges, immunities, powers and franchises, as well of a public nature as of a private nature, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and all and every other interest of or belonging to or due to each of the Constituent Corporations shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed, and the title to any real estate or any interest therein, vested in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible and liable for all the liabilities, obligations and penalties of each of the Constituent Corporations; and any claim existing or action or proceeding, civil or criminal, pending by or against either of said Constituent Corporations may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place, and any judgment rendered against either of the Constituent Corporations may thenceforth be enforced against the Surviving Corporation; and neither the rights of creditors nor any liens upon the property of either of the Constituent Corporations shall be impaired by the Merger.

     7.   FURTHER ASSIGNMENTS.

          If at any time the Surviving Corporation shall consider or be advised that any further assignments or assurances in law or any other things are necessary or desirable to vest in said corporation, according to the terms hereof, the title to any property or rights of the Merged Corporation, the proper officers and directors of the Merged Corporation shall and will execute and make all such proper assignments and assurances and do all things necessary and proper to vest title in such property or rights in the Surviving Corporation, and otherwise to carry out the purposes of this Agreement.

     8.   CONDITIONS PRECEDENT TO CONSUMMATION OF THE MERGER.

          This Agreement is subject to, and consummation of the Merger is conditioned upon, the fulfillment as of the Effective
Date of each of the following conditions:

          (a) Approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding voting shares of Clayton Stock; and

          (b) All the terms, covenants, agreements, obligations and conditions of the Agreement and Plan of Reorganization (the "Acquisition Agreement") of even date herewith by and between Clayton and United to be complied with, satisfied and performed on or prior to the Closing Date (as defined therein), shall have been complied with, satisfied and performed in all material respects unless accomplishment of such covenants, agreements, obligations and conditions has been waived by the party benefited thereby.

     9.   TERMINATION.

          This Agreement may be terminated and the Merger abandoned in accordance with the terms of the Acquisition Agreement, at any time before or after adoption of this Agreement by the directors of either of the Constituent Corporations, not-withstanding favorable action on the Merger by the shareholders of the Merged Corporation, but not later than the issuance of the certificate of merger by the Secretary of State of Georgia with respect to the Merger in accordance with the provisions of the Georgia Business Corporation Code.

     10.  COUNTERPARTS; TITLE; HEADINGS.

          This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. The title of this Agreement and the headings herein set out are for the convenience of reference only and shall not be deemed a part of this Agreement.

     11.  AMENDMENTS; ADDITIONAL AGREEMENTS.

          At any time before or after approval and adoption by the shareholders of Clayton, this Agreement may be modified, amended or supplemented by additional agreements, articles or certificates as may be determined in the judgment of the respective Boards of Directors of the Constituent Corporations to be necessary, desirable or expedient to further the purposes of this Agreement, to clarify the intention of the parties, to add to or modify the covenants, terms or conditions contained herein or to effectuate or facilitate any governmental approval of the Merger or this Agreement, or otherwise to effectuate or facilitate the consummation of the transactions contemplated hereby; provided, however, that no such modification, amendment or supplement shall reduce to any extent the consideration into which shares of Clayton Stock shall be converted in the Merger pursuant to Section 5 hereof.

          IN WITNESS WHEREOF, the Constituent Corporations have each caused this Agreement to be executed on their respective behalfs and their respective corporate seals to be affixed hereto as of the day and year first above written.

                                   UNITED COMMUNITY BANKS, INC.

(CORPORATE SEAL)

                                   By: /s/ Jimmy Tallent

ATTEST:                               Jimmy Tallent
                                      President

/s/ Billy M. Decker
Billy M. Decker
Secretary


                                   FIRST CLAYTON BANCSHARES, INC.

(CORPORATE SEAL)

                                   By: /s/ J. Mark Smith
                                       J. Mark Smith
ATTEST:                                President

/s/ Ronald E. Vandiver
Ronald E. Vandiver
Secretary

                            APPENDIX B

               Georgia Dissenters' Rights Statutes


14-2-1301.  DEFINITIONS.

As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code
Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder. (Code 1981, Section 14-2-1301, enacted by Ga.
L. 1988, p. 1070, Section 1; Ga. L. 1993, p. 1231, Section 16.)


14-2-1302. RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

               (A)  If approval of the shareholders of the
          corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

               (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

               (A) Alters or abolishes a preferential right of the shares;

               (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

               (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

               (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

               (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code
          Section 14-2-604; or

               (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's rights.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise. (Code 1981, Sec. 14-2-1302, enacted by Ga. L. 1988, p. 1070, Section 1; Ga. L. 1989, p. 946, Section 58.)

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

          A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. (Code 1981, Section 14-2-1303, enacted by Ga.
L. 1988, p. 1070, Section 1.)


14-2-1320. NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken. (Code 1981, Section 14-2-1320, enacted by Ga. L. 1988, p. 1070,
Section 1; Ga. L. 1993, p. 1231, Section 17.)

14-2-1321. NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article. (Code
1981, Section 14-2-1321, enacted by Ga. L. 1988, p. 1070, Section 1.)


14-2-1322. DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4)  Be accompanied by a copy of this article.  (Code
     1981, Section 14-2-1322, enacted by Ga. L. 1988, p. 1070, Section 1.)


14-2-1323. DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article. (Code 1981, Section 14-2-1323, enacted by Ga. L. 1988, p. 1070, Section 1.)


14-2-1324. SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action. (Code 1981, Section 14-2-1324, enacted by Ga. L. 1988, p. 1070, Section 1.)


14-2-1325. OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b)  The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3)  An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code Section 14-2-1327; and

          (5)  A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later. (Code 1981, Section 14-2-1325, enacted by Ga. L. 1988, p. 1070,
Section 1; Ga. L. 1989, p. 946, Section 59; Ga. L. 1993, p. 1231, Section 18.)

14-2-1326. FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code
Section 14-2-1322 and repeat the payment demand procedure.  (Code
1981, Section 14-2-1326, enacted by Ga. L. 1988, p. 1070, Section 1; Ga. L.
1990, p. 257, Section 20.)


14-2-1327. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR
OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due. (Code 1981, Section 14-2-1327, enacted by Ga. L. 1988, p.
     1070, Section 1; Ga. L. 1989, p. 946, Section 60; Ga. L. 1990, p. 257,
     Section 21; Ga. L. 1993, p. 1231, Section 19.)

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment. (Code 1981, Section 14-2-1330, enacted by Ga. L. 1988, p. 1070, Section 1; Ga. L. 1989, p. 946, Section 61; Ga. L. 1993, p. 1231,
Section 20.)


14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties.

The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable;

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections
     14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited. (Code 1981, Section 14-2-1331, enacted by Ga. L. 1988, p. 1070, Section 1.)


14-2-1332.  LIMITATION OF ACTIONS.

          No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322. (Code 1981, Section 14-2-1332, enacted by Ga.
L. 1988, p. 1070, Section 1.)

                              PROXY

                  FIRST CLAYTON BANCSHARES, INC.
                         Clayton, Georgia

        THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS


     WHEN THIS PROXY IS PROPERLY EXECUTED AND RETURNED, AND NOT REVOKED, THE SHARES OF COMMON STOCK IT REPRESENTS WILL BE VOTED AT THE MEETING IN ACCORDANCE WITH THE CHOICE SPECIFIED BELOW, AND IF NO CHOICE IS SPECIFIED, IT WILL BE VOTED FOR APPROVAL OF THE AGREEMENT AND PLAN OF MERGER BETWEEN UNITED COMMUNITY BANKS, INC. ("UNITED") AND FIRST CLAYTON BANCSHARES, INC. ("FIRST CLAYTON") DATED JUNE 12, 1997 (THE "MERGER AGREEMENT").

     The undersigned shareholder of First Clayton hereby appoints Robert H. Blaylock or J. Mark Smith or either of them, with full power of substitution to each, the proxies of the undersigned to vote, as designated below, the shares of the undersigned at the Special Meeting of Shareholders of First Clayton to be held on September 10, 1997 and at any adjournments thereof;

     (a) PROPOSAL TO APPROVE THE MERGER AGREEMENT, providing for the merger of First Clayton with and into United, pursuant to which each outstanding share of Common Stock of First Clayton will be converted, subject to certain terms, conditions, and adjustments as described in the Merger Agreement, into 1.6136 shares of Common Stock of United and in lieu of the issuance of fractional shares of United, cash will be paid in an amount equal to the fraction multiplied by $22.00.

     FOR  / /            AGAINST  / /             ABSTAIN / /

     (b) IN ACCORDANCE WITH THEIR BEST JUDGMENT with respect to any other matters which may properly come before the meeting and any adjournment thereof.

Please date and sign this Proxy exactly as your name appears below:

                                      Dated:________________, 1997

[LABEL]



NOTE: When signing as attorney, trustee, administrator, executor or guardian, please give your full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. In the case of joint tenants, each joint owner must sign.